UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On April 18, 2025, the Company entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors (the “Investors”). Pursuant to the CNPAs, the Company will issue to the Investors convertible notes in one or more tranches with an aggregate original principal amount of $40,000,000 (the “Notes”). On April 23, 2025, the Company issued in the aggregate $12,000,000 of Notes to the Investors.

The Notes are being offered in a registered direct offering and registered under the Securities Act pursuant to a prospectus supplement to an existing effective shelf registration statement of the Company.

Each of the Notes, once effective, will have a term of 360 days. The Notes when issued will carry an aggregate original issue discount of $3,200,000, representing 8% discount. The Company will bear the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes. The Company has the right to prepay all or any portion of the outstanding balance under each of the Notes.

Subject to a Ownership Limitation (defined below), each Investor has the right to elect to convert all or a portion of the outstanding balance under each of the Notes into class A ordinary shares of the Company pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the sixty (60) trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction.

Ownership Limitation: The Company may at it option decline to effect any conversion of the outstanding balance under the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date

Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to 10% per annum. In the event of a default, Investors will continue to have the right to make conversions until such time the outstanding balance is paid in full.

The Registrant will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the CNPAs and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the CNPAs and the Note, which are attached hereto as Exhibits 99.1 and 99.2. The prospectus supplement relating to the Offering will be filed on the SEC’s web site at http://www.sec.gov.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 as amended (File No. 333-279753), filed with the Commission on May 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

	By:	/s/ Guohui Kang
	Name:	Guohui Kang
	Title:	Chief Executive Officer

Date: April 23, 2025

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion Ogier
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Convertible Promissory Note

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